SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549




                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                             (Amendment No. ____)*


                            STEINER LEISURE LIMITED
                               (Name of Issuer)


                COMMON SHARES, PAR VALUE (U.S.) $.01 PER SHARE
                        (Title of Class of Securities)


                                  P8744Y 10 2
                                (CUSIP Number)




      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G

CUSIP NO. P8744Y 10 2                                          PAGE 2 OF 6 PAGES


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Clive E. Warshaw
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United Kingdom
--------------------------------------------------------------------------------



  NUMBER OF        5          SOLE VOTING POWER                     2,102,760
   SHARES
 BENEFICIALLY      6          SHARED VOTING POWER                   0
  OWNED BY
    EACH
  REPORTING        7          SOLE DISPOSITIVE POWER                2,102,760
   PERSON
    WITH           8          SHARED DISPOSITIVE POWER              0


--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,102,760
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                    |_|
           (9) EXCLUDES CERTAIN SHARES  (See Instructions)
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           29.2%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

CUSIP NO. P8744Y 10 2                                          Page 3 of 6 pages






Item 1.      (a)   Name of Issuer:

                   Steiner Leisure Limited

             (b)   Address of Issuer's Principal Executive Offices:

                   Suite 104A, Saffrey Square, Nassau, The Bahamas

Item 2.      (a)   Name of Person Filing:

                   Clive E. Warshaw

             (b)   Address of Principal Business Office or, if None, Residence:

                   Suite 104A, Saffrey Square, Nassau, The Bahamas

             (c)   Citizenship:

                   United Kingdom

             (d)   Title of Class of Securities:

                   Common Shares, par value (U.S.) $.01 per share.

             (e)   CUSIP Number:

                   P8744Y 10 2

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             (a)   |_|   Broker or dealer registered under Section 15 of the Act

             (b)   |_|   Bank as defined in Section 3(a)(6) of the Act

             (c)   |_|   Insurance Company as defined in Section 3(a)(19) of the
                         Act

             (d)   |_|   Investment Company registered under Section 8 of the
                         Investment Company Act

             (e)   |_|   Investment Advisor registered under Section 203 of the

CUSIP NO. P8744Y 10 2                                          Page 4 of 6 pages






                         Investment Advisors Act of 1940

             (f)   |_|   Employee Benefit Plan, Pension Fund which is subject to
                         the provisions of the Employee Retirement Income
                         Security Act of 1974 or Endowment Fund; see 240.
                         13d-1(b)(1)(ii)(F)

             (g)   |_|   Parent Holding Company, in accordance with 240.
                         13d-1(b)(1)(ii)(G); (Note:  See Item 7)

             (h)   |_|   Group, in accordance with 240. 13d-1(b)(l)(ii)(H).

             Not applicable.

Item 4.      Ownership.

             (a)   Amount Beneficially Owned:  2,102,760 shares

             (b)   Percent of Class:  29.2%

             (c)   Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote:  2,102,760

                   (ii) shared power to vote or to direct the vote:  0

                  (iii) sole power to dispose or to direct the disposition of:
                        2,102,760

                  (iv)  shared power to dispose or to direct the disposition of:  0

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable.

Item 6.      Ownership of More Than Five Percent on Behalf of Another Person.

             Not applicable.

CUSIP NO. P8744Y 10 2                                         Page 5 of 6 pages






Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              Not applicable.

CUSIP NO. P8744Y 10 2                                      Page 6  of 6 pages






                                   SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 10, 1997
                               --------------------------------------------
                                                 (Date)

                               /S/ CLIVE E. WARSHAW
                               --------------------------------------------
                                               (Signature)


                               CLIVE E. WARSHAW
                               --------------------------------------------
                                              (Name/Title)